

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 6, 2012

<u>Via E-mail</u>
Ms. Carol Pan
Principal Accounting Officer
Wuhan General Group (China), Inc.
Canglongdao Science Park of Wuhan East Lake Hi-Tech Zone
Wuhan, Hubei, People's Republic of China 430200

    RE: Wuhan General Group (China), Inc.
              Form 10-K for the Year Ended December 31, 2011
              Filed April 6, 2012
              File No. 1-34125

Dear Ms. Pan:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                  Sincerely,

                                  /s/ Rufus Decker

                                  Rufus Decker
                                  Accounting Branch Chief